UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF FEBRUARY 2026
COMMISSION FILE NUMBER 000-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

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Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com
NEWS RELEASE

For immediate release

February 10, 2026

U.K.’S FIRST COMMERCIAL BIOMETHANOL BUNKERING SERVICE LAUNCHES AT PORT OF IMMINGHAM
Project supports the green transition of one of the most challenging sectors to decarbonize.
LONDON, United Kingdom, FREDERICIA, Denmark, VANCOUVER, Canada (February 10, 2026) —
Exolum, Methanex Corporation (TSX: MX) (Nasdaq: MEOH) and Ørsted, today announced the launch of the United Kingdom’s (U.K.) first commercially ready biomethanol storage and supply service for shipping at the Port of Immingham. The Port of Immingham is the U.K.’s largest port by cargo volume and a critical gateway for energy and bulk materials, making it an important hub for maritime operations and low‑carbon fuel supply.
The initiative underscores the partners’ commitment to advancing decarbonization in maritime transport - even as the International Maritime Organization (IMO) recently deferred its vote on implementation of its Net Zero Framework, a policy regarded as critical to reducing emissions in shipping. Despite this delay, the companies are prioritizing action to drive progress in one of the world’s hardest-to-abate sectors.
The initiative will provide marine bunkering services for biomethanol, one of the leading green fuels for decarbonizing shipping. Exolum will provide the storage and fuelling infrastructure at its Immingham facility, leveraging its extensive experience and strategic assets. Methanex will supply the biomethanol for the project. Ørsted will be the first to utilize this service for its North Sea offshore wind farm maintenance vessels supporting the U.K.’s clean energy ambitions.
This collaboration demonstrates how existing energy infrastructure can be adapted to support new, sustainable fuels and highlights the partners’ shared commitment to accelerating the maritime sector’s transition to low-carbon operations.
In the U.K., domestic shipping accounts for 4.7 percent of transport-related CO₂ emissions - more than the country’s buses, trains, and domestic aviation combined. This project marks a significant first step toward addressing that challenge and the wider challenge of decarbonizing international shipping emissions.

Quotes
Stephen Land, North-West Europe Chief Executive, Exolum
"This is a groundbreaking project for Exolum as it exemplifies how our energy logistics can help deliver our customers’ green transition. It demonstrates how the strategic location of our infrastructure and our extensive experience in the transport and storage of various products can help transform one of the most difficult sectors of today's economy to decarbonize."
Mika Bärlund, Lead Category Manager at Ørsted
“Ørsted is pleased to be the first to fuel its service-operation vessels with biomethanol as part of this partnership. This project aligns with our commitment not only to create opportunities for local suppliers but also to help develop leading-edge technologies, in particular technologies which help us in our goal to deliver more sustainable operations and assist with the broader decarbonization of the maritime sector. Finally, it is a step towards our vision of creating a world that runs entirely on green energy.”
Stuart McCall, Vice President, Low Carbon Global Market Development, Methanex
“Methanex is proud to supply the biomethanol for this milestone initiative. As the world’s largest producer and supplier of methanol, we are committed to developing and supporting innovative solutions that accelerate the transition to low-carbon shipping.”
Steven Clapperton, Head of Marine (Humber), Associated British Ports, owner of Port of Immingham
“This initiative marks a significant milestone for the Port of Immingham and the wider maritime sector. By enabling biomethanol bunkering, we are taking practical steps toward decarbonizing one of the hardest-to-abate industries. Associated British Ports is proud to support partners like Exolum, Ørsted, and Methanex in driving innovation that aligns with the U.K.’s clean energy ambitions and positions our ports at the forefront of sustainable shipping.”
- end -
Notes to editors
•    The United Kingdom's commitment to decarbonizing the transport sector is one of the most advanced in the world. Its Department for Transport has published a roadmap to reduce shipping emissions by 30% by 2030 and 80% by 2040, with the aim of achieving zero emissions by 2050, a strategy for which Exolum is already working on several hydrogen, SAF and biofuel projects, to which biomethanol is now being added.
•    The ISCC-certified biomethanol supplied to Ørsted is produced at Methanex’s U.S. facilities on the Gulf Coast using feedstocks derived from waste and residues, such as organic municipal solid waste. Compared to conventional marine fuels, it delivers up to an 80 percent reduction in greenhouse gas emissions.
About Exolum
Exolum is Europe’s leading energy logistics firm, operating in 10 markets around the world. The company owns and operates a U.K. network of 10 fuel, biofuel and chemical storage terminals at major ports around the country, and a 2,000km pipeline network that delivers aviation fuel for more than 40 percent of flights leaving the United Kingdom.

About Methanex Corporation
Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol globally. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq Stock Market in the United States under the trading symbol “MEOH”. Methanex can be visited online at www.methanex.com.

About Ørsted
The Ørsted vision is a world that runs entirely on green energy. Ørsted develops, constructs, and operates offshore and onshore wind farms, solar farms, energy storage facilities, and bioenergy plants. Ørsted is recognised on the CDP Climate Change A List as a global leader on climate action and was the first energy company in the world to have its science-based net-zero emissions target validated by the Science Based Targets initiative (SBTi). Headquartered in Denmark, Ørsted employs approx. 8,300 people. Ørsted's shares are listed on Nasdaq Copenhagen (Orsted). In 2024, the group's revenue was DKK 71.0 billion (EUR 9.5 billion). Visit orsted.com or follow us.

Inquiries

Investor Relations
Methanex Corporation
604-661-2600 or Toll Free: 1-800-661-8851
www.methanex.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: February 10, 2026	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	SVP, General Counsel & Corporate Secretary